UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                      Safe Technologies International, Inc.
                                (Name of Issuer)

                         Common Stock, $.00001 per share
                         (Title of Class of Securities)

                                   786416 10 7
                                 (CUSIP Number)

                             Gerald W. Gritter,Esq.
                          English, McCaughan & O'Bryan
                         100 N.E. 3rd Avenue, Suite 1100
                            Fort Lauderdale, FL33301
                                 (954) 462-3300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 9, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.        786416 10 7              Page     1      of     5      Pages
          --------------------------           ----------    ----------


   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Jack W. Tolley

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                    (b)  |_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                      |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                  7     SOLE VOTING POWER

     NUMBER OF          0
       SHARES
    BENEFICIALLY  8     SHARED VOTING POWER
      OWNED BY
        EACH            268,295,651
     REPORTING
       PERSON     9     SOLE DISPOSITIVE POWER
        WITH
                        0

                 10     SHARED DISPOSITIVE POWER

                        268,295,651




  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         268,295,651

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38%

  14     TYPE OF REPORTING PERSON*

         IN

Item 1.  Security and Issuer

         This statement relates to the common stock, $.0001 par value per share (the "Common Stock" or the "Shares"), of Safe Technologies International, Inc., a Delaware corporation ("STII") (formerly known as Safe Aid Products Incorporated). The principal executive offices of STII are located at 249 Peruvian Avenue, Palm Beach, Florida 33480.

Item 2.  Identity and Background

         (a)      This statement is filed by Jack W. Tolley.

         (b) The business address for Mr. Tolley is 249 Peruvian Avenue, Palm Beach, Florida 33480.

         (c) In addition to serving as a director of STII, Mr. Tolley is independently employed as an artist and painter of Southwestern American art. Mr. Tolley is also an author of several books on Florida and immigration for foreign nationals.

         (d) During the last five years, Mr. Tolley has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Tolley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Tolley is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         No funds were directly expended in the acquisition of STII's Shares. The Shares were issued to Mr. Tolley pursuant to a merger agreement dated August 29, 1997, as amended (the "Merger Agreement"), between STII and Intelligence Network International, Inc. ("INI"). The Shares were issued to Mr. Tolley in exchange for all of the common stock of INI held by Mr. Tolley.

Item 4.  Purpose of Transaction

         In respect of the merger of STII and INI (the "Merger"), STII issued an aggregate of 585,819,936 shares of its Common Stock in exchange for all of the issued and outstanding common stock of INI. The Merger closed on February 9, 1998 and was effected upon filing a Certificate of Merger with the Delaware Secretary of State and Articles of Merger with the Florida Secretary of State on February 9, 1998.

         The Shares were acquired by Mr. Tolley in exchange for all of the common stock of INI held by Mr. Tolley, and were acquired for investment purposes. Mr. Tolley will monitor his investment in STII and will determine the most appropriate action to take. The Shares were issued to Mr. Tolley in a private transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, and thus the resale of the Shares is restricted.

         Pursuant to the terms of the Merger Agreement, effective on the closing of the Merger, all of the persons who were previously officers and directors of STII resigned. The new officers and directors of Safe Aid are Barbara Tolley, Chief Executive Officer and Chairman, Michael Bhathena, Vice President and Chief Information Officer, Bradford Tolley, Secretary and Treasurer, Charles Martus, Director, Jack Tolley, Director, Franklin Frank, Director and Robert Alexander, Director. Moreover, the name of STII was changed from Safe Aid Products Incorporated to Safe Technologies International, Inc.

         Mr. Tolley does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of STII or the disposition of securities of STII, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of STII or any of its subsidiaries, (d) any change, in the present board of directors or management of STII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in STII's business or corporate structure, (g) any change in STII's charter, by-laws or instruments correspondence thereto or other actions which may impede the acquisition of control of STII by any person, (h) a class of securities of STII to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of STII becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Tolley is deemed to beneficially own 268,295,651 shares of STII's Common Stock, representing approximately 38% of STII's issued and outstanding Common Stock. These shares include 8,000,000 shares held directly by Mr. Tolley and 260,295,651 shares owned by the Lang Family Trust, a living trust established by Mr. Tolley's wife, Barbara Tolley. Ms. Tolley is the settlor and Trustee of the Lang Family Trust. Pursuant to Rule 16a-8(b)(4) of the Exchange Act, Ms. Tolley is deemed to be the beneficial owner of the Shares held by the Trust. Under the federal securities laws, Mr. Tolley is deemed to be the beneficial owner of all STII Common Stock owned by his wife and the Lang Family Trust; however, pursuant to Rule 13(d)-4 of the Exchange Act, Mr. Tolley disclaims any beneficial interest in the STII Common Stock owned by his wife and the Lang Family Trust.

         (b) By virtue of their marital relationship, Jack Tolley and Barbara Tolley may be deemed to share voting and dispositive power over the 8,000,000 Shares owned by Jack W. Tolley. Jack Tolley and Barbara Tolley may also be deemed to share voting and dispositive power with respect to the 260,295,651 Shares owned by the Lang Family Trust. As previously noted, Jack Tolley disclaims any beneficial interest in the STII shares owned by his wife.

         (c) Except as set forth above, Mr. Tolley has not effected any transactions in the shares of STII's Common Stock during the last sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of STII to which Mr. Tolley is a party or is subject.

Item 7.           Materials to be filed as Exhibits

                  (a) Merger Agreement dated August 29, 1997, as amended between
                      STII and INI
                  (b) Extension Agreement dated October 31, 1997 between STII and INI.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 18, 1998
                                                       /s/ Jack W. Tolley
                                                     ---------------------------
                                                           Jack W. Tolley